SCHEDULE A

Amended as of August 30, 2021

to the

INVESTMENT ADVISORY AGREEMENT

dated March 31, 2020

between

THE ADVISORS’ INNER CIRCLE FUND III

and

NINETY ONE NORTH AMERICA, INC.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance the following fee schedule:

Fund	Rate

Ninety One Global Franchise Fund	0.75%

Ninety One Emerging Markets Equity Fund	0.75%

Ninety One Global Environment Fund	0.75%

Ninety One International Franchise Fund	0.75%

THE ADVISORS’ INNER CIRCLE FUND III, on behalf of the Funds

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

NINETY ONE NORTH AMERICA, INC.

By:	/s/ Dana Troetel
Name:	Dana Troetel
Title:	CCO; Head of Legal, Americas

By:	/s/ Andre van Heerden
Name:	Andre van Heerden
Title:	Business Manager - North America